As filed with the Securities and Exchange Commission on March 5, 2025

File Nos. 33-66630

811-07916

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________________

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	X

Pre-Effective Amendment No.

Post-Effective Amendment No. 58	X

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	X

Amendment No. 60	X

______________________________________________________

AB EQUITY Income Fund, Inc.

(Exact Name of Registrant as Specified in Charter)

66 Hudson Boulevard East, 26th Floor, New York, New York 10001

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code:
(800) 221-5672

______________________________________________________

NANCY E. HAY

AllianceBernstein L.P.

66 Hudson Boulevard East, 26th Floor

New York, New York 10001

(Name and address of agent for service)

Copies of communications to:

Paul M. Miller

Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

Explanatory Note

This Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A (File No. 33-66630) is being filed pursuant to Rule 462(d) under the Securities Act, solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 58 consists only of a facing page, this explanatory note, Part C of the Registration Statement on Form N-1A, the Exhibit Index, and the exhibit to the Registration Statement listed thereon. This Post-Effective Amendment No. 58 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 58 shall become effective upon filing with the SEC. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

ITEM 28.	Exhibits

(a)	(1)	Articles of Incorporation of the Registrant, dated July 27, 1993 - Incorporated by reference to Exhibit 1(a) to Post-Effective Amendment No. 9 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on October 31, 1997.
	(2)	Articles Supplementary to Articles of Incorporation of the Registrant dated September 30, 1996 and filed October 1, 1996 - Incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 8 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 3, 1997.
	(3)	Articles of Amendment to Articles of Incorporation of the Registrant dated February 12, 2001 and filed February 13, 2001 - Incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 18 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on March 29, 2002.
	(4)	Articles Supplementary to Articles of Incorporation of the Registrant dated February 17, 2005 and filed February 22, 2005 – Incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 21 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 25, 2005.
	(5)	Articles of Amendment to Articles of Incorporation of the Registrant, dated August 24, 2010 – Incorporated by reference to Exhibit (a)(5) to Post–Effective Amendment No. 31 of the Registrant’s POS EX filing to Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on September 1, 2010.
	(6)	Articles Supplementary to Articles of Incorporation of the Registrant, dated September 24, 2013 and filed October 2, 2013 – Incorporated by reference to Exhibit (a)(6) to Post-Effective Amendment No. 38 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on October 15, 2013.

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	(7)	Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed January 20, 2015 – Incorporated by reference to Exhibit (a)(7) to Post-Effective Amendment No. 42 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 27, 2015.
(b)	Amended and Restated By-Laws of the Registrant – Incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 25 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 28, 2006.
(c)	Not applicable.
(d)	(1)	Advisory Agreement between the Registrant and AllianceBernstein L.P., dated as of November 13, 2019, as amended August 1, 2024 – Filed herewith.
	(2)	Investment Advisory Fee Waiver Agreement between the Registrant and AllianceBernstein L.P., dated August 1, 2024 – Incorporated by reference to Exhibit (d) to Post-Effective Amendment No. 57 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 27, 2025.
(e)	(1)	Selected Dealer Agreement between AllianceBernstein Investments, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated making available shares of the Registrant, effective April 30, 2009 - Incorporated by reference to Exhibit (e)(8) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.
	(2)	Load Fund Operating Agreement between AllianceBernstein Investments, Inc. and Charles Schwab & Co., Inc., making available shares of the Registrant, dated as of June 1, 2007 - Incorporated by reference to Exhibit (e)(9) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.

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	(3)	Cooperation Agreement between AllianceBernstein Investments, Inc. (formerly known as AllianceBernstein Research Management, Inc.) and UBS AG, dated November 1, 2005 - Incorporated by reference to Exhibit (e)(10) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.
	(4)	Form of Selected Agent Agreement for Depository Institutions and their Subsidiaries between AllianceBernstein Investments, Inc. and selected agents making available shares of Registrant - Incorporated by reference to Exhibit (e)(8) to Post-Effective Amendment No. 112 of Registration Statement on Form N-1A of The AB Portfolios (File Nos. 33-12988 and 811-05088), filed with the Securities and Exchange Commission on December 29, 2017.
	(5)	Form of Selected Agreement for Broker-Dealers between AllianceBernstein Investments, Inc. and selected dealers offering shares of the Registrant - Incorporated by reference to Exhibit (e)(10) to Post-Effective Amendment No. 166 of the Registration Statement on Form N-1A of AB Discovery Growth Fund, Inc. (File Nos. 2-10768 and 811-00204), filed with the Securities and Exchange Commission on October 28, 2019.
	(6)	Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.), dated November 13, 2019 – Incorporated by reference to Exhibit (e)(6) to Post-Effective Amendment No. 51 of Registrant's Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 28, 2020.
(f)	Not applicable.
(g)	Master Custodian Agreement, dated August 3, 2009 between the Registrant and State Street Bank and Trust Company - Incorporated by reference to Exhibit (g) to Post-Effective Amendment No. 51 of the Registration Statement on Form N-1A of AllianceBernstein Variable Products Series Fund, Inc. (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2010.
(h)	(1)	Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc. - Incorporated by reference to Exhibit 9 to Post-Effective Amendment No. 10 of Registrant's Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on January 30, 1998.
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(2)	Expense Limitation Undertaking by AllianceBernstein L.P. - Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 14 of Registrant's Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on October 29, 1999.
(3)	Expense Limitation Undertaking by AllianceBernstein L.P., dated October 15, 2013 – Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 46 of Registrant's Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 28, 2017.
(4)	Management Fee Waiver Undertaking, dated June 1, 2016, amended as of May 1, 2019, by AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(47) to Post-Effective Amendment No. 274 of the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on November 29, 2019.
(5)	Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc. – Incorporated by reference to Exhibit (h)(5) to Post-Effective Amendment No. 51 of Registrant's Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 28, 2020.
(6)	Form of Acquiring Fund of Funds Investment Agreement – Incorporated by reference to Exhibit (h)(58) to Post-Effective Amendment No. 290 of the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on April 29, 2022.
(7)	Expense Limitation Undertaking by AllianceBernstein L.P., dated February 29, 2016 – Incorporated by reference to Exhibit (h)(7) to Post-Effective Amendment No. 57 of Registrant's Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 26, 2024.

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(8) Expense Limitation Undertaking by AllianceBernstein L.P dated August 1, 2024 – Incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 57 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 27, 2025.
(i)	Opinion and Consent of Seward & Kissel LLP – Incorporated by reference to Exhibit (i) to Post-Effective Amendment No. 57 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-09716), filed with the Securities and Exchange Commission on February 27, 2025.
(j)	Consent of Independent Registered Public Accounting Firm – Incorporated by reference to Exhibit (j) to Post-Effective Amendment No. 57 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 27, 2025.
(k)	Not applicable.
(l)	Not applicable.
(m)	Rule 12b-1 Plan - See Exhibit (e)(6) hereto.
(n)	Amended and Restated Rule 18f-3 Plan, dated August 1, 2019 – Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 51 of Registrant's Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 28, 2020.
(o)	Reserved.
(p)	(1) Code of Ethics for the Fund - Incorporated by reference to Exhibit (p)(1) to Post-Effective Amendment No. 74 of the Registration Statement on Form N-1A of AllianceBernstein Bond Fund, Inc. (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on October 6, 2000, which is substantially identical in all material respects except as to the party which is the Registrant.
(2) Code of Ethics for AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit (p)(2) to Post-Effective Amendment No. 45 of the Registration Statement on Form N-1A of AB Institutional Funds, Inc. (File Nos. 333-37177 and 811-08403), filed with the Securities and Exchange Commission on January 27, 2025.

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Other Exhibits:
Powers of Attorney for: Jorge A. Bermudez, Alexander Chaloff, R. Jay Gerken, Jeffrey R. Holland, Jeanette W. Loeb, Carol C. McMullen, Garry L. Moody and Emilie D. Wrapp – Incorporated by reference to Other Exhibits to Post-Effective Amendment No. 57 to Registrant’s Registration Statement on Form N-1A (File Nos. 33-66630 and 811-07916), filed with the Securities and Exchange Commission on February 27, 2025.

ITEM 29.	Persons Controlled by or under Common Control with Registrant.

None.

ITEM 30.	Indemnification.

It is the Registrant’s policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland and as set forth in Article EIGHTH of Registrant’s Articles of Incorporation, filed as Exhibit (a) in response to Item 28, Article IX of Registrant’s Amended and Restated By-Laws, filed as Exhibit (b) in response to Item 28, and Section 10 of the Distribution Services Agreement, filed as Exhibit (e)(6) in response to Item 28, all as set forth below. The liability of the Registrant’s directors and officers is dealt with in Article EIGHTH of Registrant’s Articles of Incorporation, as set forth below. The Advisers liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Advisory Agreement, filed as Exhibit (d)(1) in response to Item 28, as set forth below.

Article EIGHTH of the Registrant’s Articles of Incorporation reads as follows:

(1)	To the full extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Corporation shall have any liability to the Corporation or its stockholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Corporation whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.
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(2)	The Corporation shall indemnify and advance expenses to its currently acting and its former directors to the full extent that indemnification of directors is permitted by the Maryland General Corporation Law. The Corporation shall indemnify and advance expenses to its officers to the same extent as its directors and may do so to such further extent as is consistent with law. The Board of Directors may by By-Law, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the full extent permitted by the Maryland General Corporation Law.
(3)	No provision of this Article shall be effective to protect or purport to protect any director or officer of the Corporation against any liability to the Corporation or its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
(4)	References to the Maryland General Corporation Law in this Article are to that law as from time to time amended. No amendment to the charter of the Corporation shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment.

Article IX of the Registrant’s Amended and Restated By-Laws reads as follows:

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The termination of any claim, action, suit or other proceeding involving any person, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct required for indemnification or payment of expenses to be required or permitted under Maryland law, these Bylaws or the Charter. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

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Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The Advisory Agreement to be between the Registrant and AllianceBernstein L.P. provides that AllianceBernstein L.P. will not be liable under such agreements for any mistake of judgment or in any event whatsoever except for lack of good faith and that nothing therein shall be deemed to protect AllianceBernstein L.P. against any liability to the Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties thereunder, or by reason of reckless disregard of its duties and obligations thereunder.

The Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (“ABI”) provides that the Registrant will indemnify, defend and hold ABI and any person who controls it within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), free and harmless from and against any and all claims, demands, liabilities and expenses which ABI or any controlling person may incur arising out of or based upon any alleged untrue statement of a material fact contained in the Registrant’s Registration Statement, Prospectus or Statement of Additional Information or arising out of, or based upon any alleged omission to state a material fact required to be stated in any one of the foregoing or necessary to make the statements in any one of the foregoing not misleading.

The foregoing summaries are qualified by the entire text of Registrants Articles of Incorporation, Amended and Restated By-Laws, the Advisory Agreement between Registrant and AllianceBernstein L.P. and the Distribution Services Agreement between Registrant and ABI which are filed herewith as Exhibits (a), (b), (d)(1) and (e)(6), respectively, in response to Item 28 and each of which are incorporated by reference herein.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Release No. IC-11330 (September 2, 1980), the Registrant will indemnify its directors, officers, investment manager and principal underwriters only if (1) a final decision on the merits was issued by the court or other body before whom the proceeding was brought that the person to be indemnified (the indemnitee) was not liable by reason or willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (disabling conduct) or (2) a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of the directors who are neither interested persons of the Registrant as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding (disinterested, non-party trustees), or (b) an independent legal counsel in a written opinion. The Registrant will advance attorneys fees or other expenses incurred by its directors, officers, investment adviser or principal underwriters in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification and, as a condition to the advance, (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

The Registrant participates in a joint directors liability insurance policy issued by the ICI Mutual Insurance Company. Under this policy, outside trustees and directors are covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each participating investment company . In addition, the Adviser's liability insurance policy, which is issued by a number of underwriters, including Greenwich Insurance Company as primary underwriter, extends to officers of the Registrant and such officers are covered up to the limits specified for any claim against them for acts committed in their capacities as officers of the investment companies sponsored by the Adviser.

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The independent directors and the interested advisory director (each an “Indemnitee”) have entered into an indemnification agreement with the Registrant under which the Registrant has agreed to indemnify each Indemnitee against any covered expense and covered liability reasonably incurred by the Indemnitee in connection with any covered proceeding arising as a result of the Indemnitee’s service to the Registrant, to the fullest extent permitted by law. In addition, the indemnification agreement adopts certain presumptions and procedures that may make the indemnification process and advancement of expenses more efficient.

ITEM 31.	Business and Other Connections of Investment Adviser.

The descriptions of AllianceBernstein L.P. under the captions “Management of the Fund” in the Prospectus and in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement are incorporated by reference herein.

The information as to the directors and executive officers of AllianceBernstein L.P., set forth in Form ADV filed with the Securities and Exchange Commission on March 31, 2014 (File No. 801-56720) and amended through the date hereof, is incorporated by reference.

ITEM 32.	Principal Underwriters.
(a)	ABI is the Registrant's Principal Underwriter in connection with the sale of shares of the Registrant. ABI is also the Principal Underwriter or Distributor for the following investment companies:
AB Bond Fund, Inc.
AB Cap Fund, Inc.
AB Core Opportunities Fund, Inc.
AB Corporate Shares
AB Discovery Growth Fund, Inc.
AB Fixed-Income Shares, Inc.
AB Global Bond Fund, Inc.
AB Global Real Estate Investment Fund, Inc.
AB Global Risk Allocation Fund, Inc.
AB High Income Fund, Inc.
AB Institutional Funds, Inc.
AB Intermediate California Municipal Portfolio[1]
AB Intermediate Diversified Municipal Portfolio[2] AB Intermediate Duration Portfolio[3]
AB Intermediate New York Municipal Portfolio[1]
AB Large Cap Growth Fund, Inc.

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AB Municipal Income Fund, Inc.
AB Municipal Income Fund II
AB Relative Value Fund, Inc.
AB Sustainable Global Thematic Fund, Inc. AB Sustainable International Thematic Fund, Inc.
AB Trust
AB Variable Products Series Fund, Inc. Emerging Markets Portfolio[4]
Sanford C. Bernstein Fund II, Inc.
The AB Portfolios

_________________

1 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Classes A, C and Advisor Class Shares.

2 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Classes A, C, Z and Advisor Class Shares.

3 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Classes A, Z and Advisor Class Shares.

4 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Class Z Shares.

(b)	The following are the Directors and Officers of ABI, the principal place of business of which is 501 Commerce Street, Nashville, TN 37203.
NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Directors

Onur Erzan	Director and Head of Global Client Group and Head of Private Wealth	President and Chief Executive Officer

Gary Krueger	Director, and Chief Financial Officer

Mark R. Manley	Director, and Secretary

Officers

Richard A. Brink	Senior Vice President

Peter G. Callahan	Senior Vice President

Michael A. Capella	Senior Vice President

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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Nelson Kin Hung Chow	Senior Vice President

Russell R. Corby	Senior Vice President

Silvio Cruz	Senior Vice President

John C. Endahl	Senior Vice President

John Edward English	Senior Vice President

Robert K. Forrester	Senior Vice President

Mark A. Gessner	Senior Vice President

Kenneth L. Haman	Senior Vice President

Brian P. Hanna	Senior Vice President

Michael S. Hart	Senior Vice President

Nancy E. Hay	Senior Vice President and Counsel	Secretary

Alexander Hoffmann	Senior Vice President

Ajai M. Kaul	Senior Vice President

Scott M. Krauthamer	Senior Vice President

Ginnie Li-Chin Li	Senior Vice President

Karen (Yeow Ping) Lim	Senior Vice President

James M. Liptrot	Senior Vice President and Assistant Controller

Brendan Murray	Senior Vice President

Masaru Nakabachi	Senior Vice President

John J. O’Connor	Senior Vice President

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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

David D. Paich	Senior Vice President

Miguel A. Rozensztroch	Senior Vice President

Elizabeth M. Smith Malik	Senior Vice President

Stephen M. Woetzel	Senior Vice President	Assistant Controller

Derek Yung	Senior Vice President

Robert J. Amberger	Vice President

Armand H. Amritt	Vice President

Eric Anderson	Vice President

DeAnna D. Beedy	Vice President

Brandon W. Born	Vice President

James J. Bracken	Vice President

Robert A. Brazofsky	Vice President

Friederike Grote Brink	Vice President

Josh Tso Hsiang Chang	Vice President

Mikhail Cheskis	Vice President

Daisy (Sze Kie) Chung	Vice President

Kevin M. Dausch	Vice President

Marc J. Della Pia	Vice President

Patrick R. Denis	Vice President

Ralph A. DiMeglio	Vice President

Joseph T. Dominguez	Vice President

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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Gregory M. Erwinski	Vice President

Yuko (Kadoda) Funato	Vice President

Terry L. Harris	Vice President

Philippe Hemery	Vice President

Olivier Herson	Vice President

Anthony E. Kafouros	Vice President

Tina Kao	Vice President

Gunnar Knierim	Vice President

Anthony D. Knight	Vice President

Stephen J. Laffey	Vice President and Counsel	Assistant Secretary

Albert Yen Po Lien	Vice President

Darren L. Luckfield	Vice President

Matthew J. Malvey	Vice President

Robert Mancini	Vice President

Todd Mann	Vice President

Daniel P. Melehan	Vice President

Nicola Meotti	Vice President

Yuji Mihashi	Vice President

David Mitchell	Vice President

Benjamin Moore	Vice President

Jamie A. Nieradka	Vice President

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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Daryl N. Northrop	Vice President

Markus Novak	Vice President

Bryan R. Pacana	Vice President

Joseph J. Proscia	Vice President

Damien Ramondo	Vice President

Carol H. Rappa	Vice President

Claudio Rondolini	Vice President

David Saslowsky	Vice President

Richard A. Schwam	Vice President

John F. Skahan	Vice President

Chang Min Song	Vice President

Daniel L. Stack	Vice President

Scott M. Tatum	Vice President

Laurence Vandecasteele	Vice President

Wendy Weng	Vice President

William Wielgolewski	Vice President

Isabella (Hsin-I) Yen	Vice President

Oscar Zarazua	Vice President

Martin J. Zayac	Vice President

Isabelle Husson	Assistant Vice President

Brian W. Paulson	Assistant Vice President

Michiyo Tanaka	Assistant Vice President

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(c)	Not applicable.
ITEM 33.	Location of Accounts and Records.

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained as follows: journals, ledgers, securities records and other original records are maintained principally at the offices of AllianceBernstein Investor Services, Inc., P.O. Box 786003, San Antonio, TX 78278-6003 and at the offices of State Street Bank and Trust Company, the Registrant’s custodian, One Congress Street, Suite 1, Boston, MA 02114. All other records so required to be maintained are maintained at the offices of AllianceBernstein L.P., 501 Commerce Street, Nashville, TN 37203

ITEM 34.	Management Services.

Not applicable.

ITEM 35.	Undertakings.

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York and State of New York on the 5th day of March, 2025.

AB EQUITY INCOME FUND, INC.

By:	/s/ Onur Erzan
Onur Erzan President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signature	Title	Date

1.	Principal Executive Officer:

	/s/ Onur Erzan	President and	March 5, 2025
	Onur Erzan	Chief Executive Officer

2.	Principal Financial and Accounting Officer:

	/s/ Stephen M. Woetzel	Treasurer and	March 5, 2025
	Stephen M. Woetzel	Chief Financial Officer

3.	All of the Directors:

Jorge A. Bermudez* Alexander Chaloff* R. Jay Gerken* Jeffrey R. Holland* Jeanette W. Loeb* Carol C. McMullen* Garry L. Moody* Emilie D. Wrapp*

*By:	/s/ Stephen J. Laffey		March 5, 2025
Stephen J. Laffey (Attorney-in-fact)

C-17

Index to Exhibits

Exhibit No.	Description of Exhibits

(d)(1)	Advisory Agreement

C-18